Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF SHARES OF POSTAL SAVINGS BANK

The Board announces that on 8 December 2015, the Company and Postal Savings Bank entered into the Share Subscription Agreement, pursuant to which Postal Savings Bank conditionally agreed to allot and issue, and the Company conditionally agreed to subscribe for, 3,341,900,000 Subscription Shares for a total consideration of RMB12,999,991,000. Postal Savings Bank is introducing domestic and foreign strategic investors by way of capital injection, and the Transaction forms part of the Capital Injection into Postal Savings Bank. Upon completion of the Capital Injection into Postal Savings Bank, the Company will hold no more than 5% of the enlarged issued share capital of Postal Savings Bank.

On the same day of the execution of the Share Subscription Agreement, the Company and Postal Savings Bank entered into the Strategic Cooperation Agreement and the Investor Rights Agreement. The Strategic Cooperation Agreement provides for the principles and the scope of cooperation between the parties, whereas the Investor Rights Agreement defines the rights and obligations of the Company with respect to the Subscription Shares upon completion of the Transaction.

As the applicable percentage ratios of the Transaction are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

BACKGROUND

The Board announces that on 8 December 2015, the Company and Postal Savings Bank entered into the Share Subscription Agreement, pursuant to which Postal Savings Bank conditionally agreed to allot and issue, and the Company conditionally agreed to subscribe for, 3,341,900,000 Subscription Shares for a total consideration of RMB12,999,991,000. Postal Savings Bank is introducing domestic and foreign strategic investors by way of capital injection, and the Transaction forms part of the Capital Injection into Postal Savings Bank. Upon completion of the Capital Injection into Postal Savings Bank, the Company will hold no more than 5% of the enlarged issued share capital of Postal Savings Bank.

SHARE SUBSCRIPTION AGREEMENT

Date

8 December 2015

Parties

•	Postal Savings Bank (as issuer)

•	The Company (as subscriber)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Postal Savings Bank and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

Subscription Shares

Pursuant to the Share Subscription Agreement, Postal Savings Bank conditionally agreed to allot and issue, and the Company conditionally agreed to subscribe for, 3,341,900,000 Subscription Shares. Upon completion of the Capital Injection into Postal Savings Bank, the Company will hold no more than 5% of the enlarged issued share capital of Postal Savings Bank.

Consideration

The total consideration of the Subscription Shares amounts to RMB12,999,991,000, which shall be fully paid by the Company in cash at the time of completion, and will be financed from the Company’s insurance reserve.

The aforementioned amount was arrived at after arm’s length negotiation between the Company and Postal Savings Bank with reference to the net asset value and business value of Postal Savings Bank, as well as the valuation of the net asset of Postal Savings Bank as at 31 December 2014, being approximately RMB213,339 million, by an independent valuer.

Conditions Precedent to Completion

The conditions precedent to completion mainly include (among others) the following:

(i)

Postal Savings Bank and the Company have obtained all necessary approvals or waivers that shall be obtained before completion in accordance with applicable laws. In particular, Postal Savings Bank has obtained (a) the approval from the CBRC in respect of the Transaction Documents and the transactions contemplated thereunder, and (b) the approval from the MOF in respect of the results of the assets valuation of Postal Savings Bank for the purpose of the Transaction.

(ii)

On the completion date, any representations and warranties made by Postal Savings Bank and the Company in the Share Subscription Agreement are true and accurate in all material aspects, and Postal Savings Bank and the Company have also fulfilled, in all material aspects, their respective obligations under the Share Subscription Agreement that shall be fulfilled on or before the completion date.

(iii)	Postal Savings Bank and the Company have signed and delivered the Transaction Documents to each other.

Completion

Completion of the Transaction shall take place at 10:00 a.m. on the seventh business day after the day on which all of the conditions precedent are satisfied (or waived by the parties who have the right to grant such a waiver) or at any other time as agreed upon by the parties. Both parties shall use their best efforts to procure the completion of the Transaction to take place within 180 days after the date of execution of the Share Subscription Agreement.

OTHER ARRANGEMENTS

On the same day of the execution of the Share Subscription Agreement, the Company and Postal Savings Bank entered into the Strategic Cooperation Agreement and the Investor Rights Agreement. The Strategic Cooperation Agreement provides for the principles and the scope of cooperation between the parties, whereas the Investor Rights Agreement defines the rights and obligations of the Company with respect to the Subscription Shares upon completion of the Transaction.

Strategic Cooperation

Pursuant to the Strategic Cooperation Agreement, both parties shall cooperate on the basis of principles of mutual benefits and complementary advantages, in areas such as corporate governance, financial market business, cash management, personal finance and SME finance services, information technology and insurance agency.

Restrictions on the Transfer of Subscription Shares

Pursuant to the Investor Rights Agreement, save for certain exceptions, the Company shall not transfer the Subscription Shares during the lock-up period without the written consent of Postal Savings Bank. The aforementioned lock-up period refers to the period from the completion date of the Transaction until the date falling on the third anniversary of the completion date of the Transaction. If, however, the shares of Postal Savings Bank are to be listed on a stock exchange by way of initial public offering during such period, the lock-up period shall refer to the later of (i) the date falling on the first anniversary of the completion date of the initial public offering, and (ii) the date falling on the third anniversary of the completion date of the Transaction.

Pursuant to the Investor Rights Agreement, save for certain exceptions, the Company shall not, without the written consent of Postal Savings Bank, transfer the Subscription Shares to any key direct competitors of Postal Savings Bank during the period from the completion date of the Transaction until the Company no longer holds any Subscription Share or the Investor Rights Agreement is terminated by the parties.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Postal Savings Bank is a leading and large retail commercial bank in the PRC with a huge network and extensive retail client base. It has a strong deposit business and fast-growing loan business, as well as a well-balanced assets structure. It is anticipated that the Transaction can bring to the Company steady financial returns and foreseeable appreciation opportunities. Further, Postal Savings Bank is a key banking partner of the Company, and the Transaction enables the Company to further enhance its cooperation with Postal Savings Bank so as to support the development of its insurance principal business. This offers a promising prospect for the cooperation and is of strategic significance to the Company.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole.

RISKS OF THE TRANSACTION

Risks of the Transaction mainly include the following:

•

Risk relating to macro-economic slowdown: Given the uncertainties in the macro-economic development trend in the PRC, there exist downside risks in the economic development. The banking industry is significantly affected by macro economy and the operating results of the companies in banking industry may therefore go down.

•

Risk relating to the narrowing of interest spread after the market-oriented reform of interest rates: With the deepening of the market-oriented reform of interest rates, the banking industry is gradually experiencing the narrowing of net interest spread, which poses challenges to traditional banks in their exploration of other channels and sources of income.

•

Risk relating to the impact of Internet finance on the traditional banking industry: Internet finance poses a greater impact on the traditional banking industry, in particular, on small loan business, which results in the traditional banks being under pressure in terms of deposit taking, size of interest-bearing assets and income level.

INFORMATION ABOUT POSTAL SAVINGS BANK

Postal Savings Bank was established in 2007. Postal Savings Bank’s main business includes corporate finance services, personal finance services, capital services and other businesses approved by the CBRC. Postal Savings Bank is introducing domestic and foreign strategic investors by way of capital injection, and the Transaction forms part of the Capital Injection into Postal Savings Bank.

Based on the audited financial statements of Postal Savings Bank prepared in accordance with the Chinese Accounting Standards for Business Enterprises, the audited net asset value of Postal Savings Bank as at 31 December 2013 and 31 December 2014 amounted to approximately RMB141,047 million and RMB187,909 million, respectively. The audited profits (losses) of Postal Savings Bank for the years ended 31 December 2013 and 31 December 2014 are as follows:

	For the year ended	For the year ended
	31 December 2013	31 December 2014
	(Approx.	(Approx.
	RMB100 million)	RMB100 million)
Audited profit (loss) before taxation	350.94	393.37
Audited profit (loss) after taxation	296.68	325.67

LISTING RULES IMPLICATIONS

As the applicable percentage ratios of the Transaction are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meaning:

“Board”	the board of Directors of the Company

“Capital Injection into Postal Savings Bank”	the introduction by Postal Savings Bank of domestic and foreign strategic investors by way of capital injection, of which the Transaction forms part

“CBRC”	China Banking Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Investor Rights Agreement”	the investor rights agreement dated 8 December 2015 entered into between the Company and Postal Savings Bank

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“MOF”	the Ministry of Finance of the PRC

“Postal Savings Bank”	Postal Savings Bank of China Co., Ltd., a joint stock limited liability company incorporated in the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Share Subscription Agreement”	the share subscription agreement dated 8 December 2015 entered into between the Company and Postal Savings Bank

“Strategic Cooperation Agreement”	the strategic cooperation agreement dated 8 December 2015 entered into between the Company and Postal Savings Bank

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Shares”	the 3,341,900,000 shares with par value of RMB1 each to be allotted and issued by Postal Savings Bank to the Company pursuant to the Share Subscription Agreement

“Transaction”	the subscription by the Company of the Subscription Shares pursuant to the Share Subscription Agreement

“Transaction Documents”	the Share Subscription Agreement, the Strategic Cooperation Agreement and the Investor Rights Agreement

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 8 December 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive	Anthony Francis Neoh, Chang Tso Tung Stephen,
Directors:	Huang Yiping, Robinson Drake Pike